UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-10805

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Rogers Communications Inc. (Translation of registrant’s name into English)
333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☐        Form 40-F          ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐         No          ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Graeme McPhail
	Name:	Graeme McPhail
	Title:	Vice President, Associate General Counsel

Date: September 20, 2005

Exhibit Index

Exhibit Number                Description

99.1        Business Acquisition Report filed on SEDAR by Rogers Communications Inc. on September 13, 2005

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